Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Gladstone Sponsor LLC	Delaware
Gladstone Management Corporation	Delaware
Gladstone Administration LLC	Delaware
Gladstone Securities, LLC	Connecticut